UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Semtech Corporation to Acquire Sierra Wireless

Creating a comprehensive IoT platform to enable the transformation to a smarter, more sustainable planet

•	Brings together the ultra-low power benefits of LoRa® with higher bandwidth capabilities of cellular for easy to use, interoperable solutions that enable innovation and growth for IoT globally
•	Expected to approximately double Semtech annual revenue and add greater than US$100 million of high margin IoT Cloud services recurring revenues
•	Expected to expand Semtech’s IoT SAM by approximately 10x to US$10 billion by 2027
•	Expected to be immediately accretive to Semtech’s non-GAAP EPS before synergies and generate US$40 million of run-rate operational synergies within 12-18 months post-close

Camarillo, Calif., and Vancouver, British Columbia, Aug. 2, 2022 – Semtech Corporation (Nasdaq: SMTC), a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms, and Sierra Wireless, Inc. (Nasdaq: SWIR) (TSX: SW), a world-renowned Internet of Things (IoT) solutions provider, today announced a definitive agreement under which Semtech will acquire all outstanding shares of Sierra Wireless for US$31 per share in an all-cash transaction representing a total enterprise value of approximately US$1.2 billion, subject to customary closing conditions. The acquisition will significantly expand Semtech’s addressable market and is expected to approximately double Semtech’s annual revenue and create a strong and diverse portfolio of connectivity solutions for the growing IoT market, making it easier for customers to find innovative end to end solutions for any segment. The deal is also expected to be immediately accretive to Semtech’s non-GAAP EPS before synergies and generate US$40 million of run-rate operational synergies within 12-18 months post-transaction close.

This acquisition brings together two important technologies for the future of IoT – LoRa and cellular – to enable the digitization of the industrial world with a comprehensive chip-to-Cloud platform. Semtech expects the combination of Sierra Wireless’ cellular capabilities across its modules, gateways and managed connectivity together with Semtech’s LoRa-enabled end nodes to create a uniquely differentiated IoT portfolio which will enable a plethora of new IoT use cases to be conceived. In addition, the combination of Sierra Wireless’ Cloud services offerings and Semtech’s LoRa Cloud™ services will bring together a future Cloud services portfolio offering that will include enhanced security, provisioning, device management, and geolocation capabilities for power optimized IoT applications. This new Cloud services capability is expected to add greater than US$100 million of high-margin IoT Cloud services recurring revenues immediately.

“We believe the next era of technology growth is the full digitization of our industrial world – the Internet of Everything. Our vision is to build a simple, horizontal platform with the goal of accelerating this transformation and to bring about a smarter and more sustainable planet,” said Semtech president and chief executive officer, Mohan Maheswaran. “This exciting strategic acquisition of Sierra Wireless is a critical part of bringing this vision to life through the combination of cellular, LoRa and Cloud services. Together, with the world-class Sierra Wireless engineering team, we will be positioned to advance the market with multi-radio solutions that bring new chip-to-Cloud services to support customers and grow our business.”

“Over the last year, Sierra Wireless has taken decisive steps to profitably grow the business, and I am proud that the progress we have made has culminated in this exciting transaction. Together with Semtech, we will be able to extend the reach of IoT solutions by scaling, optimizing and ultimately delivering an even stronger product portfolio and service model to customers,” said Phil Brace, president and chief executive officer of Sierra Wireless. “Sierra Wireless is a high growth business with some of the best, most advanced IoT technology in the industry, and we are pleased to deliver immediate and compelling value to our shareholders through this transaction. Joining Semtech will also allow us to bring cellular and LoRa technology together to create innovative solutions that exceed the expectations of our customers around the world while delivering exciting career opportunities to our talented employees as part of the combined company.”

Sierra Wireless brings highly complementary skills and capabilities to Semtech, including Sierra Wireless’ leading modules, gateways, 5G, and Cloud services. Given Sierra Wireless’ demonstrated expertise in IoT and cellular engineering, software and services, and its extensive knowledge of IoT channels and vertical markets, Semtech expects the combined company will be well positioned to serve high growth segments such as:

•	Supply chain, logistics and asset management
•	Utilities, including water, gas and electric metering
•	Smart cities and building, including air quality monitoring and public safety
•	Smart agriculture and species protection

Transaction Details

Under the terms of the agreement, Sierra Wireless shareholders will receive US$31 per common share. This represents a premium of approximately 25% to the closing price of Sierra Wireless’ common stock on July 29, 2022, the last trading day prior to media speculation regarding a potential transaction, and a premium of approximately 30% to Sierra Wireless’ unaffected 30-day volume weighted average price. Semtech intends to fund the transaction with cash on hand and committed debt financing arranged by J.P. Morgan.

This transaction has been approved by the Semtech and Sierra Wireless Boards of Directors. This transaction is subject to approval by Sierra Wireless shareholders, certain regulatory bodies and the Supreme Court of British Columbia, and other customary closing conditions. This transaction is expected to close in Semtech’s fiscal year 2023. Until close, the parties remain separate independent companies.

Sierra Wireless Preliminary Financial Results

In a separate press release issued today, Sierra Wireless announced preliminary details relating to certain of its financial results for its second quarter of 2022. Sierra Wireless will issue a press release to share its full second quarter financial results after the market closes Aug. 11, 2022. The Sierra Wireless preliminary results press release is available on its website.

In light of the pending transaction, Sierra Wireless is canceling its second quarter financial results conference call previously scheduled for Aug. 11, 2022.

Semtech Conference Call

Semtech will host a conference call for the financial community today to discuss the acquisition.

•	Tuesday, Aug. 2, 3:00 p.m. PT (6:00 p.m. ET)
•	Join online: Webcast
•	Join by phone: (877) 407-0312 (Toll-Free) or +1 (201) 389-0899
•	Conference ID: 13732055

A replay of the webcast will be available approximately two hours after the conclusion of the live call on the events calendar on Semtech’s investor website.

Advisers

J.P. Morgan Securities LLC is serving as the exclusive financial adviser to Semtech. O’Melveny & Myers LLP is serving as its U.S. legal counsel and Stikeman Elliott LLP is its Canadian legal counsel.

Qatalyst Partners and BMO Capital Markets are serving as financial advisers to Sierra Wireless. Skadden, Arps, Slate, Meagher & Flom LLP is serving as its U.S. legal counsel and Blake, Cassels & Graydon LLP is its Canadian legal counsel.

About Semtech

Semtech Corporation is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Products are designed to benefit the engineering community as well as the global community. The Company is dedicated to reducing the impact it, and its products, have on the environment. Internal green programs seek to reduce waste through material and manufacturing control, use of green technology and designing for resource reduction. Publicly traded since 1967, Semtech is listed on the Nasdaq Global Select Market under the symbol SMTC. For more information, visit www.semtech.com.

About Sierra Wireless

Sierra Wireless (Nasdaq: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is a global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Investors & Communications Contacts

Semtech

Julie McGee

Chief Marketing Officer

jmcgee@semtech.com

Sierra Wireless

Louise Matich

Senior Corporate Communications Lead

pr@sierrawireless.com

Sean Fallis

Vice President, Finance

investor@sierrawireless.com

Forward-Looking and Cautionary Statements

This press release contains "forward-looking statements" within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of Canadian securities legislation (collectively, “forward-looking statements”), and is based on management’s current expectations, estimates and projections regarding future events. Forward-looking statements are statements other than historical information or statements of current condition and, as used in this press release, relate to matters such as, among others, the consummation of the proposed transaction and the expected timing thereof, the synergies and other benefits to be realized if the proposed transaction is consummated, including the impact on Semtech’s revenues, non-GAAP EPS, IoT SAM and addressable market, and Semtech’s ability to grow its business, optimize its product portfolio and achieve its sustainability goals. Statements containing words such as “may,” “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “should,” “will,” “designed to,” or “projections,” or other similar expressions also constitute forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results and events to differ from those expressed or implied by such forward-looking statements. Potential factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of Sierra Wireless to obtain shareholder approval as required for the proposed transaction; the failure to obtain regulatory approvals required for the closing of the proposed transaction, including the approval of the Supreme Court of British Columbia; the failure to satisfy the conditions to the closing of the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Semtech or Sierra Wireless to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on Semtech’s or Sierra Wireless’ operating results, the market price of common stock and business generally; potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement; the risk that the proposed transaction will not be consummated within the expected time period, or at all; the uncertainty surrounding the impact and duration of supply chain constraints and any associated disruptions; the uncertainty surrounding the impact and duration of the COVID-19 pandemic; worldwide economic and political disruptions as a result of current macroeconomic conditions or the ongoing conflict between Russia and Ukraine; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and the additional risk factors set forth in Semtech’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“the SEC”) (www.sec.gov) on March 16, 2022 and Sierra Wireless’ Annual Information Form included as part of Sierra Wireless’ Form 40-F filed with the SEC on March 18, 2022 and available under Sierra Wireless’ profile on SEDAR (www.sedar.com), in each case, as such risk factors may be updated, amended or superseded from time to time by subsequent reports that Semtech or Sierra Wireless files with the SEC. These forward-looking statements are made as of the date of this press release and Semtech and Sierra Wireless assume no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law.

Semtech, the Semtech logo and LoRa are registered trademarks or service marks, and LoRa Cloud is a trademark or service mark, of Semtech Corporation or its affiliates.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in connection with the proposed acquisition of Sierra Wireless by Semtech. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition, Sierra Wireless intends to file a management information circular with the SEC and the Canadian securities regulatory authorities which will be mailed or otherwise disseminated to Sierra Wireless shareholders. SIERRA WIRELESS SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and shareholders will be able to obtain the documents free of charge when they become available at the SEC's web site, http://www.sec.gov, and at the Canadian Securities Administrator's website, www.sedar.com, or from Sierra Wireless at https://www.sierrawireless.com/company/investor-information/ or by directing a request to Sierra Wireless’ Investor Relations Department at investor@sierrawireless.com. Such documents are not currently available.

SMTC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane
Samuel Cochrane, Chief Financial Officer

Date: August 2, 2022